UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _  1_  )*

Ambassadors International, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

023178106
(CUSIP Number)

April 5, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 023178106	Schedule 13G	Page 2 of 18 Pages

1	Names of Reporting Persons: Chris Goulakos
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 023178106	Schedule 13G	Page 3 of 18 Pages

1	Names of Reporting Persons: Spiro Goulakos
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 023178106	Schedule 13G	Page 4 of 18 Pages

1	Names of Reporting Persons: Constance Goulakos
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 023178106	Schedule 13G	Page 5 of 18 Pages

1	Names of Reporting Persons: Julie Goulakos
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 023178106	Schedule 13G	Page 6 of 18 Pages

1	Names of Reporting Persons: George Goulakos
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11	Percent of Class Represented by Amount in Row (9) 0
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 023178106	Schedule 13G	Page 7 of 18 Pages

1	Names of Reporting Persons: Jamie Goulakos
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11	Percent of Class Represented by Amount in Row (9) 0
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 023178106	Schedule 13G	Page 8 of 18 Pages

1	Names of Reporting Persons: Christos Goulakos
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 62,950
6 Shared Voting Power 0
7 Sole Dispositive Power 62,950
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 62,950
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11	Percent of Class Represented by Amount in Row (9) 1.9%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 023178106	Schedule 13G	Page 9 of 18 Pages

1	Names of Reporting Persons: Sam Yaffe
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 023178106	Schedule 13G	Page 10 of 18 Pages

1	Names of Reporting Persons: Zachary Yaffe
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 023178106	Schedule 13G	Page 11 of 18 Pages

1	Names of Reporting Persons: Stephen Yaffe
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 023178106	Schedule 13G	Page 12 of 18 Pages

1	Names of Reporting Persons: Gregory Courey
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 023178106	Schedule 13G	Page 13 of 18 Pages

1	Names of Reporting Persons: Stephen Courey
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 023178106	Schedule 13G	Page 14 of 18 Pages

Item 1.

(a)	Name of Issuer
Ambassadors International, Inc.
(b)	Address of Issuer's Principal Executive Offices
2101 4th Avenue, Suite 210, Seattle, Washington 98121

Item 2.
(a)	Name of Person Filing:

Chris Goulakos, Spiro Goulakos, Constance Goulakos, Julie Goulakos, George Goulakos, Jamie Goulakos, Christos Goulakos, , Sam Yaffe, Zachary Yaffe, Stephen Yaffe, Gregory Courey and Stephen Courey.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)	Address of Principal Business Office or, if none, Residence

Chris Goulakos, Spiro Goulakos, Constance Goulakos and Julie Goulakos are located at:
2097 Cambridge Road
Montreal, Quebec
CANADA H3P 1J1

George Goulakos and Jamie Goulakos are located at:
17 Linwood Crescent
Montreal, Quebec
CANADA H3P 1J1

Christos Goulakos is located at:
365 Revere
Montreal, Quebec
CANADA H3P 1C2

Sam Yaffe and Zachary Yaffe are located at:
447 Victoria Avenue
Montreal, Quebec
CANADA H3Y 2R3

Stephen Yaffe is located at:
150 Chemin de la Pointe Sud, Apt. 1007
Verdun, Quebec
CANADA H3E 0A7

Gregory Courey and Stephen Courey are located at:
339 Simcoe
Montreal, Quebec
CANADA H3P 1X3

(c)	Citizenship All Reporting Persons are Canadian citizens.
(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share
(e)	CUSIP Number
023178106

CUSIP NO. 023178106	Schedule 13G	Page 15 of 18 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

                        If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution

Item 4.	Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

All Reporting Persons other than Christos Goulakos sold their respective shares of Common Stock of the Issuer on the open market on or prior to April 5, 2011.  Christos Goulakos has retained 62,950 shares of Common Stock of the Issuer over which he has sole voting power and sole dispositive power.

(b)	Percent of Class:

See Line 11 of cover sheets.  All ownership percentages reported herein are based on 3,321,284 shares of the Issuer’s Common Stock reported to be outstanding as of November 5, 2010, in the Issuer’s most recently filed Quarterly Statement on Form 10-Q for the quarter ended September 30, 2010, as filed with the Securities and Exchange Commission on November 15, 2010.

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: See Line 5 of cover sheets.
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.
	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Each Reporting Person has ceased to own beneficially five percent (5%) or more of the Issuer’s outstanding Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.            Identification and Classification of Members of the Group

See Exhibit 1.

Item 9.            Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect or changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

CUSIP NO. 023178106	Schedule 13G	Page 16 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 13, 2011

/s/ Chris Goulakos
Chris Goulakos

*
Spiro Goulakos

*
Constance Goulakos

*
Julie Goulakos

*
Christos Goulakos

*
George Goulakos

*
Jamie Goulakos

*
Sam Yaffe

*
Zachary Yaffe

*
Stephen Yaffe

*
Gregory Courey

*
Stephen Courey

CUSIP NO. 023178106	Schedule 13G	Page 17 of 18 Pages

*By: /s/ Chris Goulakos
Chris Goulakos as Attorney-in-Fact

The Joint Filing Agreement to Schedule 13G was executed by and among the Reporting Persons which was filed with the Securities and Exchange Commission on March 18, 2011 in connection with Schedule 13G for Ambassadors International, Inc., which Joint Filing Agreement is incorporated herein by reference.

This Amendment No. 1 to Schedule 13G was executed by Chris Goulakos pursuant to a Power of Attorney which was filed with the Securities and Exchange Commission on March 18, 2011 in connection with Schedule 13G for Ambassadors International, Inc., which Power of Attorney is incorporated herein by reference.

CUSIP NO. 023178106	Schedule 13G	Page 18 of 18 Pages

Exhibit 1

The identity of the members of the group as required in Item 8 of this Schedule 13G are as follows:

Chris Goulakos;
Spiro Goulakos;
Constance Goulakos;
Julie Goulakos;
George Goulakos;
Jamie Goulakos;
Christos Goulakos;
Sam Yaffe;
Zachary Yaffe;
Stephen Yaffe;
Gregory Courey; and
Stephen Courey.

All of the above-named group members are individuals.